Exhibit 15.5

Lauren B. Prevost
June 28, 2017	404-504-7744
lprevost@mmmlaw.com
VIA EDGAR	www.mmmlaw.com

Ms. Sonia Gupta Barros

Assistant Director, Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:	Mogul REIT II, Inc.
Offering Statement on Form 1-A
CIK No. 0001699573

Dear Ms. Barros:

On behalf of Mogul REIT II, Inc. (CIK No. 0001699573) (the “Company”), please find transmitted herewith for filing the Company’s Offering Statement on Form 1-A, in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

This letter is being submitted in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated June 27, 2017.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the offering circular portion of the Offering Statement on Form 1-A (the “Offering Circular”).

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1:  We note your disclosure that any subscriptions that you receive prior to your announcement of a new quarterly NAV per share and the new per share purchase price will be executed at the price per share in effect on the date the subscription is received.  Please tell us if there could be a delay in the time a subscription is submitted and the time received such that an investor may not know the actual purchase price at the time submitted.  If so, please revise your disclosure to explain the impact of this delay on the pricing information available to investors and that investor orders submitted after a certain time period may be executed at a price not yet published.  We may have further comments.

Phone: 404.233.7000   |   www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta   •   Washington, DC   •   Raleigh-Durham   •   Savannah

International Marketing Offices:  Beijing   •   Taipei

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia Gupta Barros

Securities and Exchange Commission

June 28, 2017

Response:  Subscriptions for the Company’s shares will be submitted electronically to the Company so there will be no delay between the time a subscription is submitted and the time the subscription is received by the Company.  The Company has clarified its disclosure to state that subscriptions that are submitted prior to the time the Company announces a new share price will be executed at the price per share in effect on the date the subscription is submitted.  Please see the revisions on pages 4 and 103 of the Offering Circular.  Investors always will know the purchase price they will pay for the Company’s shares.

*  * *  *  *

Thank you for your consideration of the Company’s response to the Staff’s comments.  We appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:	Ms. Jilliene Helman
Ms. Karen Fleck